Exhibit 99.4

11551 NetEase VIF Proof 5 Annual General Meeting of NetEase, Inc. to be held on September 25, 2020 For Holders as of August 26, 2020 Annual General Meeting of NetEase, Inc. September 25, 2020 See Voting Instruction On Reverse Side. Date: Please make your marks like this: Use pen only PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal: For Against Abstain MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. 1a 1b 1c 1d 1e 1f 1g William Lei Ding Alice Yu-Fen Cheng Denny Ting Bun Lee Joseph Tze Kay Tong Lun Feng Michael Man Kit Leung Michael Sui Bau Tong All votes must be received by 5:00 pm, New York Time on September 17, 2020. PROXY TABULATOR FOR NETEASE, INC. P.O. BOX 8016 CARY, NC 27512-9903 PROPOSAL NO. 2: Ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of NetEase, Inc. for the fiscal year ending December 31, 2020 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively. EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2020 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above 11551 NetEase VIF.indd 1 8/27/2020 11:34:21 AM Please separate carefully at the perforation and return just this portion in the envelope provided.

11551 NetEase VIF Proof 5 NETEASE, INC. (the “Company”) Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on September 17, 2020) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 26, 2020 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. on September 25, 2020 at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 11551 NetEase VIF.indd 2 8/27/2020 11:34:21 AM PROXY TABULATOR FOR NETEASE, INC. P.O. Box 8016 CARY, NC 27512-9903